1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

March 28, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935;

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,592

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 1,592 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding a new series to the Trust:

iShares iBoxx $ High Yield ex-Energy Corporate Bond ETF (the “Fund”).

The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1)	Investment Objectives and Policies

The Fund seeks to track the investment results of the Markit iBoxx® USD Liquid High Yield ex-Oil and Gas Index (the “Underlying Index”), which is designed to reflect the performance of liquid U.S. dollar-denominated, high yield corporate bonds, excluding those issued by companies in the Oil and Gas sector, as determined by the index provider. As used in this Prospectus, the term “Oil and Gas” includes both producers of oil and gas products and suppliers of equipment and services related to the oil and gas industry. The Underlying Index is designed to provide a broad representation of the U.S. dollar-denominated liquid high yield corporate bond market excluding those issued by companies in the Oil and Gas sector. The Underlying Index is a modified market-value weighted index with a cap on each issuer of 3%. The bonds eligible for inclusion in the Underlying Index are U.S. dollar-denominated corporate bonds that: (i) are issued by companies domiciled in countries classified as developed markets by the index provider; (ii) have an average rating of below-investment grade;

(iii) are from issuers with at least $1 billion outstanding face value; (iv) have an original maturity date of less than 15 years; (v) have at least one year to maturity; and (vi) are not issued by companies whose primary activities are in the oil and gas sector, as determined by the index provider. In determining whether a bond has an average rating of below-investment grade, ratings from Moody’s Investors Services (“Moody’s”), Standard & Poor’s Ratings Services and Fitch Ratings, Inc. (“Fitch”) are considered. Securities in the Underlying Index must be rated below-investment grade (lower than “BBB-” by Standard & Poor’s Ratings Services and Fitch, or “Baa3” by Moody’s) using the middle rating of Moody’s, Standard and Poor’s Ratings Services, or Fitch after dropping the highest and lowest available ratings. When a rating from only two agencies is available, the lower (“more conservative”) rating is used. When a rating from only one agency is available, that rating is used to determine eligibility in the Underlying Index. There is no limit to the number of issues in the Underlying Index, but as of December 31, 2015, the Underlying Index included approximately 834 constituents. The Underlying Index may include large-, mid-, or small-capitalization companies. Components of the Underlying Index primarily include consumer services, industrials, and telecommunications companies. The components of the Underlying Index, and the degree to which these components represent certain industries, may change over time.

(2)	Changes from Recent Filings

The Fund’s description of its investment strategy and risk factors are specific to the Fund. The portfolio managers are specific to the Fund. Fee information will be specific to this Fund. The discussion of the tax implications of buying and selling shares is specific to this Fund.

The Amendment follows the general format used in prior filings for the Trust prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 1,575 filed pursuant to Rule 485(a) on February 4, 2016, relating to the iShares International Dividend Growth ETF.

(3)	Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in prior filings for the Trust, which has been reviewed by the Staff. In particular, the format and non-index specific disclosure is based on Post-Effective Amendment No. 1,575, filed with the SEC pursuant to Rule 485(a) on February 4, 2016. The substantially similar sections are as follows:

In the Prospectus:

“Portfolio Holdings Information,” “Management — Administrator, Custodian and Transfer Agent,” “Management — Conflicts of Interest,” “Shareholder Information — Buying and Selling Shares,” “Shareholder Information — Book Entry,” “Shareholder Information — Share Prices,” “Shareholder Information — Determination of Net Asset Value,” “Shareholder Information — Taxes,” “Shareholder Information — Taxes when Shares are Sold,” “Shareholder Information — Householding,” and “Distribution.”

In the Statement of Additional Information:

“General Description of the Trust and the Fund,” “Exchange Listing and Trading,” “Portfolio Holdings Information,” “Continuous Offering,” “Management — Potential Conflicts of Interest,” “Investment Advisory, Administrative and Distribution Services — Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services — Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services — Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services — Distributor,” “Investment Advisory, Administrative and Distribution Services — Payments by BFA and its Affiliates,” “Brokerage Transactions,” “Creation and Redemption of Creation Units,” “Additional Information Concerning the Trust,” and “Miscellaneous Information.”

*    *    *    *    *

The operations of the Fund, the description of the shares offered and the other information that is customary for a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Deepa Damre

Katherine Drury

Michael Gung

Seong Kim

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).